MANAGMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED FEBRUARY 28, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the audited consolidated financial statements of Virginia Mines Inc. (the “Company”) and the accompanying notes for fiscal years ended February 28, 2014 and 2013. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favorable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Activities Summary

During fiscal 2014, the Company’s exploration expenditures amounted to $9 million compared to $14.3 million for the preceding year. During this year, the Company was quite active in the James Bay region mostly on the Coulon, Anatacau-Wabamisk, Lac Pau and Ashuanipi projects. It was also active on the Baie Payne project located on the Territory of Nunavik.

The decrease from last year results mainly from reductions in exploration expenditures of $1.3 million on the Coulon project, $1 million on the Trieste project, $0.9 million on the Nichicun project and $0.8 million on the La Grande Sud project.

Coulon Property – On January 31, 2014, the Company entered into several agreements with three Quebec institutional funds including SODÉMEX Développement, s.e.c. (“SODÉMEX”) (a subsidiary of Caisse de dépôt et placement du Québec), Fonds de solidarité des travailleurs du Québec (F.T.Q.) jointly with Fonds régional Nord-du-Québec, s.e.c. (collectively the “Fonds”) and SIDEX s.e.c. (“SIDEX”), to finance a $28 million accelerated exploration program on the Coulon project.

In the winter of 2013, the Company completed an 11-hole drilling program on the Coulon project totalling 8,507 metres along with borehole geophysical surveys. The program aimed at testing the extensions of lens 257 discovered in the winter of 2012. A hole also tested the depth extension of lens 201 while another one was drilled in the area of the Tension showing. A surface lithogeochemical sampling program consisting of 800 samples was carried out in the summer of 2013. Work confirmed the southwestern continuity of the fertile volcanic felsic sequence for several kilometres beyond its current interpreted limit. The lithogeochemical survey also outlined many new sectors of hydrothermal alteration typical of VMS specifically to the south and southwest of the Spirit area, to the south of the Tension showing as well as in the new portion of the fertile volcanic sequence defined to the southwest.

In January 2014, a $3.2 million exploration campaign consisting of about 16,000 metres of diamond drilling was initiated and will run until the spring break-up. Drilling aims at testing mainly the extensions of Lens 257, Lens 43 and of the Spirit showing as well as several geological targets within the favourable volcanic stratigraphy. By the end of February 2014, nine holes totalling 5,734 metres were completed. Surface Infinitem surveys will also be carried out on new favourable sectors previously defined during summer 2013 surface work. This campaign will be followed in the upcoming summer by a program of mechanical stripping and geological mapping and by another drilling program during the fall of 2014. The Company is the operator. The Company and its partners spent $3.1 million on this project during fiscal 2014.

Anacacau-Wabamisk Property – The Company actively pursued exploring its Anatacau-Wabamisk project during fiscal 2014. It completed, during the winter of 2013, a 29-hole drilling program totalling 4,472 metres, which tested at shallow depth the Mustang Vein and the other gold showings of the main stripping sector as well as other geological and geophysical targets on the Wabamisk grid. Subsequently, significant surface exploration that consisted of prospecting, mechanical stripping and geological mapping was carried out in the summer and fall of 2013. Work led to the discovery of a new, very interesting, auriferous corridor. This corridor is defined by a string of new gold showings stretching some 3.5 kilometres in a general ENE-WSW direction. This new structure is parallel to the auriferous corridor hosting the Mustang vein, but is located four kilometres further to the north, in the same sequence of folded sedimentary rocks. A second drill program of about 3,200 metres was initiated in early February 2014 to test the vertical continuity of the Mustang Vein and of the other veins of the main stripping area at depths of 125 to 200 metres below the surface. This program is also testing at shallow depth the new gold showings Challenger and Interceptor discovered in the summer of 2013. As at February 28, 2014, 12 holes totalling 2,481 metres were completed. During fiscal 2014, the Company spent $2.3 million on the Anatacau-Wabamisk property.

Lac Pau Property – A 9-hole drill campaign totalling 2,369 metres was carried out in the winter 2013 on the Lac Pau project to test mainly the Jedi, Jedi Extension and Obiwan showings all located along the Lac Pau auriferous corridor. As per an agreement concluded in June 2011, IAMGOLD Corporation (“IAMGOLD”) had the option of acquiring a 50% interest in the property in consideration of payments totalling $130,000 and $6 million in exploration work to be carried out over the next seven years. The Company was the operator of the project. On July 11, 2013, IAMGOLD ended this agreement; the Company is now the sole owner of the property. During fiscal 2014, IAMGOLD spent $0.5 million on the Lac Pau property.

Ashuanipi Property – An exploration program consisting of eight drill holes totalling 1,248 metres as well as prospecting and mechanical stripping were carried out in August 2013 on the Ashuanipi project. Pursuant to an agreement entered into in November 2011 between the Company and Anglo American Exploration (Canada) Ltd. (“AAEC”), a subsidiary of Anglo American plc., the Company transferred to AAEC a 50% interest in the mining claims on the property. To maintain its 50% interest, AAEC must fund an aggregate of $5 million in exploration expenditures over a five-year period. The Company is the operator of the project. Drilling was concentrated on the main grid of the southern block and tested at shallow depth the main mineralized showings discovered at surface in the previous years. At the same time, a campaign of prospecting and mechanical stripping was carried out on the northeastern grid also located on the southern block. About fifteen trenches or so were excavated to test the extensions of already-known mineralized showings and IP anomalies. During fiscal 2014, AAEC spent $1 million on the Ashuanipi project.

Baie Payne Property – Diamond drilling was conducted by AAEC, in the summer of 2013, on the Baie Payne project located nearby the Kangirsuk village on the west coast of Ungava Bay, in Nunavik. The 7-hole drilling campaign totalling 1,450 metres targeted the main Ni-Cu showings as well as some EM anomalies on the property. Six holes were drilled in the Qarqasiaq area and one in the Kyak area. Overall, these holes crosscut a few metric to decametric zones of disseminated sulphides within fertile ultramafic units with, at times, thin centimetric to sub-metric zones of massive sulphides. The Baie Payne project was based on an equal partnership with AAEC, who has been the operator since January 2012. The Company elected not to participate in the 2013 summer campaign; consequently, its participation has been diluted to 40.2% at the end of fiscal 2014. AAEC spent $2.3 million dollars in fiscal 2014.

Other Properties – Still in fiscal 2014, less important exploration programs were also carried out on the Company’s numerous other projects in James Bay including La Grande Est, Poste Lemoyne Extension and Lac Ménarik, in the La Grande River region, as well as on the Éléonore Régional project, in the Opinaca Reservoir region.

During fiscal 2014, the Company concluded a few new agreements.

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On May 9, 2013, the Company announced that it has entered into an agreement with TerraX Minerals Inc. (“TerraX”) pursuant to which it has the option to purchase, in consideration for an amount of $2,000,000, a 2% net smelter return (NSR) royalty on the Northbelt property located in the region of Yellowknife, Northwest Territories. To obtain this option, the Company issued 20,000 common shares of its capital share to TerraX. In connection with this agreement, the Company also subscribed by way of private placement to 3,617,085 units of TerraX at a price of $0.20 per unit for gross proceeds of $723,417. Each unit consists of one common share of TerraX and one half of one share purchase warrant, each whole warrant entitling the holder to purchase one common share of TerraX at a price of $ 0.30 for a period of 36 months.

In December 2013, the Company participated in a second private placement in TerraX, which consisted of 555,556 units at a price of $0.45 per unit for gross proceeds of $250,002. Each unit consisted of one common share of TerraX and one half of one share purchase warrant, each whole warrant entitling to purchase one common share of TerraX at a price of $ 0.50 for a period of 24 months.

As at February 28, 2014, the Company holds the beneficial ownership and control of 9.76% of the outstanding common shares of TerraX. Assuming the exercise of all warrants, the Company would hold approximately 13.96% of the common shares issued and outstanding of TerraX. The securities were acquired by the Company for investment purposes.

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On July 9, 2013, the Company announced that it has entered in a strategic alliance with Altius Minerals Corporation (“Altius”) pursuant to which the Company and Altius cooperate to explore geological settings favourable for different types of mineralization in the Labrador Trough. A total budget of about $600,000 has been allocated to the 2013-2014 campaign. The Company is the project operator.

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On January 30, 2014, the Company entered into an agreement to acquire from Rio Silver Inc. (“Rio Silver”), jointly with Altius Resources Inc. (“Altius Resources”), a wholly-owned subsidiary of Altius, the Kan property located on the Territory of Nunavik, in Northern Quebec. Under this agreement, the Company and Altius Resources acquired a 100% interest in the Kan property in consideration of the Company’s issuance of 3,571 common shares of its capital stock and a cash payment of $25,000 to Rio Silver, and of a cash payment of $75,000 by Altius Resources to Rio Silver. This agreement is subject to a 2% NSR to Les Ressources Tectonic Inc. on 209 claims included in the Kan property, half of which (1%) can be bought back by the Company and Altius Resources for $500,000 on or before April 2, 2015 or for $1,500,000 thereafter.

Terminations of Agreements

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On July 4, 2013, Wemindji Exploration Inc. terminated its strategic alliance with the Company to explore a territory of over 5,000 square kilometres, Quebec Middle North.

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On September 12, 2013, Shield Gold Inc. ended the agreement of September 2010 on the La Grande Nord property.

Éléonore Update – In February 2014, Goldcorp Inc. (“Goldcorp”) provided an update on the Éléonore project’s gold resources, which are now established at 19.3 million tonnes @ 6.49 g/t Au (4.03 M oz) in the probable reserves category, representing a 33% increase in reserves compared to the previous estimate and at 13.25 million tonnes @ 9.63 g/t Au (4.1 M oz) in the inferred resources category. The overall surface construction has now reached 69% and the first gold production is still on track for the fourth quarter of 2014 and is expected to be between 40,000 and 60,000 ounces for the year. The exploration ramp has now reached over 4,300 metres in length while the main shaft now reaches more than 700 metres down to a predicted depth of 1,500 metres. The Company owns a 2% NSR on the Éléonore property that could reach 3.5% depending on the gold price and the number of ounces of gold produced. Management believes that with upcoming production, the Éléonore royalty will be an important catalyst to create shareholder value.

Qualified Person

Technical data contained in the following has been revised by Mr. Paul Archer, engineer and vice-president exploration and acquisitions of the Company. Mr. Archer is a qualified person as defined by National Instrument 43-101.

COULON PROPERTY

On January 31, 2014, the Company entered into several agreements with three Quebec institutional funds including SODÉMEX, the Fonds and SIDEX, to finance a $28 million accelerated exploration program. Pursuant to the agreement, the Company transferred all interests it held in the Coulon project in favour of a newly constituted subsidiary called Mines Coulon Inc. (“Mines Coulon”). In return, the Company received common shares of Mines Coulon for a value of $42 million. The Company and the institutional shareholders then agreed to subscribe, over a 4-year period (2014-2017), to $28 million in common shares of Mines Coulon. Subscriptions will be completed by annual instalments of $7 million in the manner described hereafter: SODEMEX $2 million, the Fonds $2 million, SIDEX $1 million and the Company $2 million. Subsequent to these subscriptions, the partners’ respective interest will be as follows: the Company 71.45%, SODEMEX 11.42%, the Fonds 11.42% and SIDEX 5.71%. As at February 28, 2014, the Company owned 89.8% of Mines Coulon.

The Coulon property is located 15 kilometres north-northwest of the Fontanges Airport operated by Hydro-Québec, in the Caniapiscau area, about 700 kilometres to the east-northeast of Matagami in the James Bay region of the province of Québec. As at February 28, 2014, the Coulon property consisted of 498 claims covering a surface of 24,767.12 hectares. The camp is centred at UTM coordinates (NAD 27, Zone 19) 356290 E 6057960 N.

The Coulon project originates from a regional reconnaissance survey carried out by the Company in the summer of 2003, which outlined many new interesting polymetallic showings within the Coulon and Pitaval Achaean volcanic belts. Subsequent to these initial discoveries, the Company carried out, from 2004 to 2008, several heliborne and ground Mag-EM surveys as well as numerous drilling campaigns totalling 105,000 metres. Work led to the discovery of seven significant volcanogenic massive sulphide lenses including the 16-17, 9-25, 08, 44, 43, Spirit and 201 lenses. The project reached its milestone with the release in April 2009 of a first resource estimate (NI 43-101 compliant). P&E Mining Consultants Inc., an independent consulting firm of Brampton, Ontario, which was mandated by the Company to estimate the resources, has authorized the release of the following estimates: an indicated resource of 3,675,000 tonnes at an average grade of 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag and 0.25 g/t Au and an inferred resource of 10,058,000 tonnes at an average grade of 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag and 0.18 g/t Au. Despite excellent potential to substantially increase these significant mineral resources, the Coulon project remained inactive for a few years due to the significant decline in base metal prices.

In the winter of 2011, the Company reactivated the project by carrying out a 15-hole drilling program of 7,952 metres and a second one, in the winter of 2012, consisting of 27 holes totalling 18,055 metres. Work led to the discovery of an eighth mineralized lens called Lens 257, at 800 metres from Lens 43 in the extension towards the northeast of the fertile volcanic sequence, in a little-known area covered with overburden. Lens 257 was traced over a lateral distance of 135 metres and at a vertical depth of 550 to 650 metres beneath the surface. The best intersections obtained include 11.06% Zn, 1.87% Cu, 26.45 g/t Ag and 0.16 g/t Au over 11 metres in hole CN-12-257, 6.19% Zn, 1.49% Cu and 24.86 g/t Ag over 8.4 metres in hole CN-12-263 and 1.6% Zn, 1.39% Cu, 126.98 g/t Ag and 2.12 g/t Au over 9.35 metres in hole CN-12-265. The length of these intersections is very close to the true thickness of the mineralization. Drilling also confirmed the depth continuity of Lens 201 with hole CN-11-225, which intercepted a sulphide zone grading 5.21% Zn, 1.18% Cu and 35.14 g/t Ag over 6.15 metres (true thickness of 3.6 metres) to a vertical depth of 425 metres, therefore extending lens 201 by 100 metres downwards and with hole CN-12-254, which intercepted a sulphide zone grading 0.78% Zn, 2.9% Cu, 31.17 g/t Ag and 0.96 g/t Au over 4.9 metres to a vertical depth of 425 metres, therefore extending Lens 201 by 75 metres to the north. Some other very interesting results were obtained during these campaigns, outside the already-known lenses, comprising in particular a semi-massive to massive sulphide intersection yielding 3.86% Zn, 0.7% Cu and 75.09 g/t Ag over 44 metres (true thickness of 37.4 metres) in hole CN-11-223, located directly under Lens 16-17 and a semi-massive zone of disseminated sulphides grading 2.05% Cu, 0.72% Zn, 20.8 g/t Ag and 0.19 g/t Au over 11.2 metres in hole CN-12-242, located 400 metres to the south of Lens 257. Elsewhere on the property, the other holes tested various regional geophysical and geological targets without much success.

The Company pursued work by completing, in the winter of 2013, an 11-hole drilling campaign of 8,507 metres as well as borehole geophysical surveys (InfiniTEM). Work aimed at testing the extensions of new Lens 257. Drilling yielded other mineralized intersections, the best ones having been obtained in the northern extension of Lens 257 with results of 7.15% Zn, 2.39% Cu and 38.77 g/t Ag over 24.35 metres in hole CN-13-271, including 9.48% Zn, 3.11% Cu and 46.16 g/t Ag over 15.7 metres, and 14.65% Zn, 2.04% Cu and 35.83 g/t Ag over 7.35 metres in hole CN-13-273. The length of these intersections is likely similar to the true thickness. Lens 257 was confirmed over a lateral distance of 350 metres to a vertical depth of 550 to 800 metres beneath the surface. It seems to form a mineralized body moderately dipping towards the northwest and shallowly plunging to the north-northeast. It remains open at depth but partially restricted by hole CN-12-272 to the north and by holes CN-13-267 and CN-13-269B to the south. The extensions towards the surface appear to be limited by holes CN-13-266, CN-13-267 and CN-13-272 while holes CN-13-268 and CN-13-269B partially limit the depth extension over two sections. Elsewhere on the property, hole CN-13-275 confirmed the depth continuity of Lens 201 by intercepting a massive sulphide zone yielding values of 4.73% Zn; 1.32% Cu and 11.7 g/t Ag over 2 metres. Lens 201 is now followed over 600 metres beneath the surface and extended by 50 metres at depth.

An 800-sample surface lithogeochemical sampling was carried out in the summer of 2013. Work confirmed the southwestern continuity of the fertile felsic volcanic sequence beyond its current interpreted limit. The lithogeochemical survey outlined many new sectors of hydrothermal alteration typical of VMS specifically to the south and southwest of the Spirit area, to the south of the Tension showing as well as in the new portion of the fertile volcanic sequence defined to the southwest.

The Company and its partners initiated in January 2014, a $3.2 million exploration campaign consisting of about 16,000 metres of diamond drilling, which will run until spring break-up. Drilling aims at testing mainly the extensions of lenses 257, 43 and Spirit as well as several geological targets within the favourable volcanic stratigraphy. By the end of February 2014, nine holes totalling 5,734 metres were completed but no assay results had yet been received. Surface Infinitem surveys will also be carried out on new favourable sectors previously defined during summer 2013 surface work. This campaign will be followed by a program of mechanical stripping and geological mapping in the upcoming summer and by another drill program during the fall of 2014. The Company is the operator.

The Company and its partners spent $3.1 million on this project during fiscal 2014.

ANATACAU-WABAMISK PROPERTY

The Anatacau-Wabamisk project is located 30 kilometres southwest of the Opinaca Reservoir, about 290 kilometres north of the town of Matagami, province of Quebec. The property is situated about 30 kilometres east of the James Bay Road. The property consists of 1,211 designated claims totalling 63,684.06 hectares, split on two adjoining portions: the Anatacau part, with 207 claims constituting the southeastern portion of the property, and the Wabamisk part, with 1,004 claims forming the main part of the property. The Company owns a 100% interest in the Wabamisk portion (with the exception of the royalties related to the former Lac H property) while the Anatacau portion is wholly owned by IAMGOLD. As per an agreement entered into in April 2007, the Company has the option of acquiring a 100% interest in the Anatacau part for a consideration consisting of a $25,000 payment (paid upon signing of the agreement) and $3 million in exploration work to be carried out before December 31, 2015. Should the Company acquire a 100% interest in the Anatacau portion, IAMGOLD will retain a 2% NSR. The Company may buy back half (1%) of this royalty for $1.5 million.

The Anatacau-Wabamisk project was initiated in 2005 with the objective of discovering epigenetic gold mineralization similar to that of the Roberto zone of the Éléonore project situated 65 kilometres to the northeast. Since then, the Company has annually carried out several exploration programs on the project. Exploration included line cutting, geophysical surveys (MAG-EM, induced polarization, radiometric) and geochemical surveys (till and B horizon), mechanical stripping, detailed geological mapping and channel sampling, as well as 36 diamond drill holes totalling 5,120 metres. Work revealed several gold anomalies in till samples and led to the discovery of numerous gold showings in outcrops.

One of the most important ones is the Isabelle showing discovered in 2007, which consists of a series of quartz veins and zones of intense silicification within a folded sequence of finely-bedded wackes and more massive sandstone. Channel sampling and drilling conducted on the Isabelle showing yielded variable results considering the free nature of gold in the veins and in the silicified zones. Best channel results included 316.18 g/t Au over 1 metre, 17.86 (14.98 cut) g/t Au over 3 metres, 11.03 g/t Au over 3 metres while the best drill intersections returned 46.5 (18.26 C) g/t Au over 4 metres, 5.89 g/t Au over 2 metres and 2.75 g/t Au over 10 metres. Most other gold showings discovered on the property are small and/or low grade but their high density, combined with the presence of several gold anomalies in tills, is a strong gold signal that remains largely unexplored.

More recently, prospecting and mechanical stripping carried out in the summer and fall of 2012 allowed for the definition, in the Wabamisk portion of the property, of a very interesting new gold system to the northeast of the Anatacau Lake. This new system, characterized mainly by a field of quartz veins containing visible gold, is comparable in most respects with the Isabelle showing, located more than 15 kilometres to the southwest in the same sequence of folded sedimentary rocks. The main vein, called the Mustang vein was followed almost continuously in trenches and its lateral extension is now confirmed over 425 metres at surface. The vein is WSW-ENE-oriented with a steeply north-dipping (75°to 80°). Many visible gold grains, some of which were very coarse in places, were found in several locations all along the Mustang vein. The Mustang vein was systematically channel sampled along regularly-spaced lines whose location was not biased by the presence of numerous visible gold grains at surface within the vein. The results obtained were variable because of the free nature of gold in the Mustang Vein. The best result obtained was 23.28 NC (11.14 C) g/t Au over 4.6 metres but several other channels also yielded encouraging results comprised between 9.66 g/t Au over 4 metres and 7.65 g/t Au over 1.7 metres. The other channels returned results generally varying between 1.05 g/t Au over 7.3 metres and 1.42 g/t Au over 0.5 metres. Many other interesting channel results were obtained in the main stripping area within other quartz veins and their altered envelopes.

In the winter of 2013, the Company completed a 29-hole drilling campaign of 4,472 metres to test at shallow depth the Mustang Vein and the other showings of the main stripping area. Drilling confirmed the continuity of the Mustang Vein down to a vertical depth of about 125 metres where it remains totally open laterally and at depth. Similarly to surface channel sampling carried out in the summer of 2012, drilling yielded variable results given the free and coarse nature of gold in the Mustang Vein. Best results included 22.65 g/t Au over 2.25 metres in hole WB-13-004, 3.93 g/t Au over 2.8 metres in hole WB-13-005 and 3.66 g/t Au over 1.5 metres in hole WB-13-002. Visible gold was observed in the first two intersections. Other drill results obtained from the Mustang Vein varied in general between 0.69 g/t Au over 2.7 metres and 2.3 g/t Au over 1.15 metres. The holes testing the other veins and showings of the main stripping area yielded several intersections very anomalous in gold in metric to plurimetric thicknesses with, at times, more interesting results including 1.98 g/t Au over 13.4 metres (including 4.14 g/t Au over 4 metres) in hole WB-13-015; 6.02 g/t Au over 3.2 metres and 18.05 g/t Au over 0.8 metres in hole WB-13-025; and 5.66 g/t Au over 1 metre in hole WB-13-018. These intersections remain open laterally and at depth.

Based on this work, an aggressive surface exploration program consisting of prospecting, mechanical stripping and geological mapping was carried out in the summer and fall of 2013. Work led to the discovery of a new interesting auriferous corridor defined by a string of new gold showings stretching for almost 3.5 kilometres in an ENE-WSW general direction. This new structure is parallel but located four kilometres north of this auriferous corridor hosting the Mustang Vein within the same sequence of folded sedimentary rocks. In general, the new gold showings consist of decimetric to metric quartz veins followed laterally over plurimetric distances within meta-wackes. The three most significant showings discovered along this corridor (Challenger, Interceptor and Trailblazer) revealed visible gold, sometimes in considerable quantities. Samples collected to characterize the vein yielded values grading between 2.34 and 351 g/t Au while channel results yielded 1.47 g/t Au over 1.1 metres and 5.67 g/t Au over 1 metre. Other similar showings discovered along the new gold-bearing structure did not reveal any visible gold and yielded more modest results not exceeding 2.14 g/t Au in selected samples. The gold-bearing structure is most likely extending to the west as a centimetric quartz vein, discovered in 2011 and located one kilometre west of the Challenger showing, graded up to 69.9 g/t Au in selected samples.

A second drill program of about 3,200 metres was initiated in early February 2014 to test the vertical continuity of the Mustang Vein and of other veins of the main stripping area at depths of 125 to 200 metres below the surface. This drilling program is also testing at shallow depth the new Challenger and Interceptor gold showings discovered in the summer of 2013. As at February 28, 2014, 12 holes totalling 2,481 metres were completed but assay results were yet to come. Additional work including prospecting, mechanical stripping and mapping is also planned for the summer of 2014.

During fiscal 2014, the Company spent $2.3 million on the Anatacau-Wabamisk property.

LAC PAU PROPERTY

The Lac Pau property is located in the huge James Bay region, in the northern part of the Caniapiscau Reservoir, 70 kilometres northeast of the Trans-Taïga Road. The property is equipped with an airstrip and many outfitter camps occupy this area. The property is accessible via a 65-kilometre, gravelled road. The property consists of 802 claims covering 39,182.92 hectares. Pursuant to an agreement entered into in June 2011, IAMGOLD had the option of acquiring a 50% interest in the property in consideration of payments totalling $130,000 and $6 million exploration work to be carried out over the next seven years. The Company was the project operator. On July 11, 2013, IAMGOLD ended this agreement and the Company is now the sole owner of the Lac Pau property.

The Lac Pau project is the result of a regional reconnaissance program carried out by the Company to test arsenic anomalies in lake-bottom sediments located just to the north of the Caniapiscau Reservoir. Initial reconnaissance and prospecting conducted in the fall of 2006 and the summer of 2007 led to the discovery of some interesting gold showings within paragneisses and tonalitic to dioritic intrusives. These showings, which are associated with disseminated sulphides, yielded values of 0.71 g/t Au to 4.48 g/t Au in selected samples and results generally varying between 1 g/t and 2.5 g/t Au over 2 to 5 metres in thickness.

Based on these encouraging initial results, the Company carried out further important exploration work that consisted of magnetic ground geophysics and induced polarisation surveys as well as campaigns of mechanical stripping, mapping and sampling. Three drilling programs for a total of 59 holes (9,358 metres) were also carried out in the winters of 2010, 2011 and 2012. Work traced a major gold structure that separates the intrusive rocks of the Beausac Suite and the paragneisses of the Grosbois Suite. This fertile gold structure, called the Lac Pau gold corridor, is host to several significant gold showings spread over 12 kilometres. Overall, the mineralization appears as metric to plurimetric disseminated sulphide zones (10% or less of pyrrhotite and pyrite) hosted within altered and sheared tonalitic to dioritic intrusions. The most common alterations include silicification, chloritisation, potassic alteration and alkali leaching. The best mineralized zones found to date in the Lac Pau corridor include the Tricorne showing (up to 9.02 g/t Au over 5 metres in channel and 3.43 g/t Au over 6 metres in drilling); the Jedi showing (up to 2.35 g/t Au over 6 metres in channel and 1.74 g/t Au over 31.5 metres in drilling); the Hope showing (up to 13.04 g/t Au over 3 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling); the Beausac-2 showing (14.43 g/t Au over 2 metres in channel); and the Obiwan showing (2.1 g/t Au over 5 metres in channel).

During fiscal 2014, the Company and its partner continued assessing the potential of the Lac Pau corridor. A 9-hole drilling program of 2,369 metres was carried out during the winter of 2013 to test mainly the Jedi, Jedi Extension and Obiwan showings, which are all located along the Lac Pau corridor. Five holes further tested the Jedi showing area over a lateral distance of 600 metres and at vertical depths of 125 to 300 metres beneath the surface. These holes intercepted several large zones of alteration and disseminated sulphides, which yielded intervals highly anomalous in gold in plurimetric to decametric thicknesses. The best results included 0.51 g/t Au over 20.1 metres and 0.82 g/t Au over 18.7 metres (including 1.15 g/t Au over 11.95 metres) in hole PAU-13-061; 0.34 g/t Au over 18.5 metres, 11.5 g/t Au over 1.5 metres and 0.37 g/t Au over 21.5 metres in hole PAU-13-062, as well as 0.61 g/t Au over 23.9 metres (including 1.45 g/t Au over 7.2 metres) in hole PAU-13-063. Holes drilled in other areas of the property did not yield significant values.

The Jedi Zone constitutes a very fertile structure, which generated various large intersections very anomalous in gold over more than 600 metres laterally and down to a vertical depth of 300 metres. The zone remains entirely open laterally and vertically. In addition, many kilometric portions of the Lac Pau corridor remain unexplored. As a result of IAMGOLD’s withdrawal, the Company has initiated discussions with potential partners for the project.

During fiscal 2014, IAMGOLD spent $0.5 million on the Lac Pau property.

ASHUANIPI PROPERTY

The Ashuanipi property is located in the James Bay region, province of Quebec, more precisely in the southern portion of the Caniapiscau Reservoir, about 180 kilometres northwest of the mining town of Fermont. The property consists of 596 claims covering 30,371.12 hectares. Pursuant to an agreement entered into during fiscal 2012, the Company transferred to AAEC a 50% interest in the 596 mining claims forming the property. To maintain its interest, AAEC must engage $5 million in exploration work over a five-year period. AAEC may, at its sole discretion, accelerate such funding. The Company is the project operator.

The Ashuanipi project is the result of a regional reconnaissance survey carried out by the Company in the summer of 2007, which led to the discovery of several interesting polymetallic showings within little explored Achaean volcanic belts. Reconnaissance samples collected on these showings yielded values of 0.1 to 2.25 g/t Au, 1.2 to 536 g/t Ag, 0.24 to 2.93% Cu and 0.2 to 3.26% Zn.

Based on these results, the Company conducted, in the spring of 2008, an extensive VTEM heliborne geophysical survey of 2,198 linear kilometres spread over two separate blocks. Summer 2008 prospecting, geological mapping and mechanical led to the discovery of new significant mineralized showings on the two blocks of claims. Samples collected on the southern block to characterize the mineralization yielded results varying from 0.15% to 3.92% Cu, 0.27% to 8.94% Zn and 0.13 to 6.29 g/t Au. Little mineralization was found in place on the northern block, but several erratic blocks returned values anomalous in Cu-Zn-Au-Ag with, at times, higher values reaching up to 14.1% Cu, 4.14% Zn, 1.9 g/t Au and 761 g/t Ag. The source of these mineralized blocks could be very local as the northern sector is located in the vicinity of a glacier ice centre.

In the summer and fall of 2010, an important program including mechanical stripping and prospecting was completed on the northern block. Work aimed at testing the VTEM anomalies that remained unexplained during the summer 2008 program, as well as tracking down the source of numerous mineralized erratic blocks. In total, 63 trenches were excavated on several targets and 933 channel samples were collected for a total of 919.2 linear metres. Despite these efforts, no significant results were obtained, except for a few values anomalous in Au, Ag, As, and Zn. The source of these mineralized blocks remains to be found.

A short phase of prospecting was also conducted in the fall of 2010 on the southern block of the property. Work led to the discovery, within this intrusion, of a zone mineralized in copper (up to 5%) and molybdenum (up to 5%) followed sporadically over a distance of more than three kilometres. Outcrops and mineralized blocks returned values varying from 0.4 to 3.8 g/t Au; 0.3 to 8.6% Cu; and 0.1 to 1.3% Mo, 10.2 to 49.6 g/t Ag in selected samples. Locally, manual stripping allowed for channel sampling that returned values of 1.93 g/t Au, 11.3 g/t Ag and 1.56% Cu over 3 metres including 4.36 g/t Au, 20.1 g/t Ag and 3% Cu over 1 metre.

Subsequent work carried out in the winter of 2011 on these showings included a high-definition, heliborne magnetic survey (934 kilometres), line cutting and an induced polarization survey followed by an extensive program of mechanical stripping and prospecting in the summer of 2011. In total, 29 trenches were excavated along the mineralized corridor and 807 channel samples were collected. In general, channel sampling returned anomalous values (0.2 to 1.56 g/t Au and 0.3 to 1.05% Cu) in average thicknesses of 1 to 2 metres but reaching, at times, 6 to 9 metres. Some higher values (2.8 to 3.85 g/t Au and 1.5 to 2.06% Cu) were obtained from samples collected on mineralized blocks or new outcrops discovered through prospecting. Prospecting, mechanical stripping and geological mapping continued in the summer of 2012. In general, results were rather disappointing as most of the IP anomalies, located in the southern portion of the grid, remained unexplained because of thick overburden in this area. Work carried out in the fall of 2012, including modelling and interpretation of geophysical data, outlined several interesting targets on the cut grid.

An 8-hole drilling campaign for 1,248 metres was then carried out in August 2013 to test geophysical targets as well as the Falcon Nord, Falcon Sud and Eagle showings discovered at surface in previous years. Drilling yielded mixed results including best values of 0.76 g/t Au over 5.5 metres in the Eagle area as well as 0.42 g/t Au, 6.1 g/t Ag and 0.71% Cu over 4 metres in the Falcon sector. However, prospecting and mechanical stripping carried out simultaneously with drilling led to the discovery of an interesting alteration and mineralization system on the cut grid located in the northeastern portion of the southern block of the project. The mineralization consists of disseminated pyrrhotite-chalcopyrite (1-10% in general) and is associated with metric to plurimetric, calc-silicate (actinolite-biotite-quartz) alteration zones within mafic to intermediate volcanics. Thus far, this kilometric system yielded several values anomalous in gold, copper and silver. The best value arises from a channel sample that returned 2 g/t Au, 10.9 g/t Ag and 1% Cu over 2 metres, including 3.12 g/t Au, 16 g/t Ag and

1.49% Cu over 1 metre. Comparable alteration zones, located one kilometre to the south within intermediate volcanics, returned values anomalous in zinc-silver, including 3.1 g/t Ag and 0.16% Zn over 16 metres, 0.10% Zn over 11 metres and 0.15% over 6 metres. The potential of this new sector was also highlighted during the work campaign by the presence of Au-Cu Zn polymetallic anomalies in till samples.

This new alteration and mineralization system is traced by trenching laterally over several kilometres and is associated with strong, kilometric IP anomalies. So far, the system remains relatively unexplored. The Company and its partner are currently evaluating all these results before proceeding further.

In fiscal 2014, AAEC spent $1 million on the Ashuanipi project.

BAIE PAYNE PROPERTY

The Baie Payne property is located directly to the north of the Kangirsuk village, on the west shore of the Ungava Bay. It consists of 471 claims totalling 19,635.87 hectares within NTS sheets 25C/04, 25D/01 and 25D/08. Pursuant to an agreement entered into in March 2011, the Company transferred to AAEC a 50% interest in the claims and other mineral tenements forming the Baie Payne property. To maintain its interest, AAEC had to fund an aggregate of $4 million in exploration expenditures over a six-year period. AAEC fulfilled all its obligations during fiscal 2013 and the project then became a 50-50 partnership with AAEC acting as operator since January 2012. As the Company did not participate in the summer 2013 campaign, its participation has been diluted to 40.2% at the end of fiscal 2014.

The Baie Payne property covers four important mafic/ultramafic complexes (Kyak, Qarqasiaq, Chaunet Est and Chaunet Ouest), which contain 40 or so Ni-Cu showings grading up to 6.5% Ni. The Kyak intrusion was the object of sporadic exploration for nickel in the 1960s and early 1970s, but the other ultramafic complexes did not undergo systematic exploration before the acquisition by Osisko Mining Corporation (“Osisko”) of exploration permits in the late 1990s. The Company got involved in the property in late 1998 and carried out, in partnership with Osisko, mapping and geophysical surveys as well as two diamond-drilling programs in 2000 (6 holes for 1,556 metres) and 2001 (9 holes for 1,648 metres). After becoming the sole active owner of the project, the Company conducted, in October 2008, an airborne TDEM survey covering the entire property using the AeroTEM IV system. This survey totalled 1,352 linear kilometres. Work was followed, in the summer of 2010, by a short program of prospecting and ground verification.

The Company and its partner AAEC carried out, in the summer of 2011, extensive surface exploration including a phase of geological mapping and prospecting as well as a ground TDEM survey. The intended goals of this work were to better define the fertile mafic/ultramafic units on the property, to discover new surface nickeliferous showings, and to test the presence of electromagnetic conductors within these fertile units. A few new showings of disseminated sulphides (pyrrhotite ± chalcopyrite) forming plurimetric to decametric rusted zones were discovered within ultramafic rocks and yielded values anomalous in nickel and copper. The electromagnetic geophysical survey was slowed down by several logistical challenges and only 40 kilometres or so were completed by the end of the program. A vast heliborne magnetic survey totalling more than 13,000 kilometres was carried out over the entire property simultaneously with this work.

Activity on the project continued throughout fiscal 2013. A new ground TDEM survey was conducted during the winter and the summer of 2012 to complete the coverage of all fertile ultramafic rocks on the property. All geophysical data acquired over the past years were the object of exhaustive interpretation, which defined several interesting targets within favorable geological units.

AAEC pursued work, in the summer of 2013, with a 7-hole drilling program totalling 1,450 metres. Hole PB-13-01 tested an EM conductor associated with the Kyak complex and intercepted zones of disseminated sulphides (mainly pyrrhotite) within units of gabbronorite and peridotite. These sulphide zones yielded values anomalous in nickel and EGP with best intersections yielding 0.6 metres grading 0.75% Ni and 0.18 g/t EGP as well as 0.3 metres grading 0.93% Ni and 0.14 g/t EGP. The other six holes (PB-13-02 to 07) tested various EM conductors within the Quaqasiaq complex. In several cases, the EM anomalies were explained by the presence, in drilling, of graphitic shales, but some holes intercepted disseminated sulphide zones that yielded values anomalous in Ni-EGP in plurimetric thicknesses, including 8.2 metres grading 0.39% Ni and 0.33 g/t EGP in hole PB-13-02 as well as 12.7 metres grading 0.21% Ni and 0.18 g/t EGP in hole PB-13-03. Hole PB-13-07, the last one of the campaign, tested an off-hole EM anomaly detected in hole PB-13-03. It crosscut a thin zone of massive sulphides, which yielded 3.18% Ni, 2.78 g/t EGP and 3.16% Cu over 0.46 metres. No follow-up was done on this interesting intersection.

In fiscal 2014, AAEC spent $2.3 million on the Baie Payne property. At the end of the year, the Company owned a 40.2% interest in the project. The Company and its partner are currently evaluating all assay results before deciding upon future work to be carried out on the project.

GENERATING NEW PROJECTS

Constant generation of new projects is part of the Company’s strategy. Indeed, for several years the Company has spent significant amounts of money to carry out compilation and regional geological reconnaissance work over unexplored or little-explored territories with the main objective of discovering promising geological contexts and/or mineralized showings that would justify the acquisition of new mining properties and the start-up of new projects. Although success is not guaranteed, these reconnaissance programs have nevertheless been the starting point of many important projects of the Company, namely Éléonore, Coulon and Corvet Est. In the course of the recent fiscal year, the Company spent nearly $1 million in regional reconnaissance work and is planning a similar budget for fiscal 2015. The focus will be on the search for gold in the James Bay region.

SELECTED FINANCIAL INFORMATION

	Consolidated Loss for the Years Ended
	February 28, 2014 $	February 28, 2013 $	February 29, 2012 $
Expenses	7,280,000	6,926,000	5,499,000
Other income	1,583,000	1,584,000	1,529,000
Net loss	(2,571,000)	(2,903,000)	(1,652,000)
Basic net loss per share	(0.078)	(0.090)	(0.053)
Diluted net loss per share	(0.078)	(0.090)	(0.053)

RESULTS OF OPERATIONS

COMPARISON BETWEEN FISCALS 2014 AND 2013

Expenses

For fiscal 2014 and 2013, expenses totalled $7,280,000 and $6,926,000, respectively, an increase of $354,000 compared to last year. Variations are detailed hereafter.

In fiscal 2014, salaries totalled $1,179,000, an increase of $42,000 compared to last year. The increase is mainly due to an increase in annual salaries paid to the employees of the Company and to the implementation of a group insurance program in the third quarter of last year.

During fiscal 2014, professional and maintenance fees increased by $336,000 compared to the previous year to reach $745,000. The variation results mainly from costs related to Mines Coulon and from other tax, legal and mining consulting services.

For fiscal 2014, general administrative expenses totalled $725,000 compared to $931,000 in 2013, a decrease of $206,000 that results mainly from a reduction in donation expenses, from an interest expense related to a notice of assessment from Revenu Québec posted last year and from a write-off of all remaining payments of the former office rental lease booked also last year.

No stock-based compensation was accounted for in the year ended February 28, 2014 compared to $1,523,000 in 2013 as the Company awaits shareholders’ approval, at the next general meeting, of all unallocated options issuable under the plan for three years.

During fiscal 2014, general exploration costs totalled $1,000,000 compared to $1,014,000 for the preceding year. In the current year, the Company assigned a higher budget to prospecting of new exploration targets on the James Bay territory and in Labrador with new partner Altius. The increase was offset by a $218,000 refundable tax credit for resources denied by Revenu Québec for the years 2008 to 2011, posted last year.

During fiscals 2014 and 2013, write-offs of mining properties amounted to $3,512,000 and $1,862,000, respectively. In fiscal 2014, the Company proceeded with partial write-offs on Corvet-Est ($1,417,000), Coulon ($1,348,000) and Wabamisk ($400,000). In 2013, the Company proceeded with the complete write-off of the Murdoch project ($568,000) and partial write-offs of the following projects: Pénélope ($334,000), Génération Grenville ($255,000), Sarcelle ($227,000), and Trieste ($192,000). The partial write-offs of the Coulon and Corvet Est properties were done on the relatively unexplored part of these properties that are considered to have low-discovery potential. The other properties were written off in whole or in part because of their low-discovery potential.

Other Income (Expenses)

For fiscal 2014, other income totalled $1,583,000 compared to $1,584,000 in 2013. Variations are detailed hereafter.

During fiscal 2014, dividends and interest income totalled $986,000 compared to $1,134,000 in 2013. The decrease is mainly due to a lower level of bonds held by the Company and to a lower interest rate on these bonds.

Fees invoiced to partners during fiscals 2014 and 2013 totalled $166,000 and $476,000, respectively. The decrease is due mainly to important exploration work carried out with KGHM International (Lac Gayot) and Iamgold (Lac Pau) during last year. During the current year, the Company received fees mainly from AAEC on the Ashuanipi project.

In fiscal 2014, the Company recognized a gain of $169,000 on the sale of available-for-sale investments compared to a loss of $19,000 in 2013. The variation results mainly from the sales of bonds.

During the year, the Company posted a gain on investments held for trading of $605,000 compared to nil for last year. The gain is due to the fair value revaluation of the warrants held by the Company.

In fiscal 2014, the Company recognized an impairment loss of $342,000 on an investment in a public company. The Company concluded that the decline in value of the stock price of this investment was permanent due to the cut in the quarterly dividends.

Deferred Tax Recovery

During fiscal 2014, the Company recorded a deferred tax recovery of $3,126,000 compared to $2,440,000 in 2013. The difference is mostly attributable to a favorable variation of $1,694,000 in the deferred tax liabilities, partially offset by a decrease of $1,055,000 in the favorable tax impact on flow-through shares.

Net Loss

In light of the above, the Company posted a net loss of $2,571,000 for the year ended February 28, 2014, compared to $2,903,000 for the preceding year.

OTHER INFORMATION

	Consolidated Balance Sheets as at
	February 28, 2014	February 28, 2013	February 29, 2012
	$	$	$
Working capital	44,833,000	39,729,000	44,811,000
Mining properties	63,105,000	58,857,000	47,960,000
Total assets	114,879,000	104,814,000	102,302,000
Shareholders’ equity	97,822,000	91,892,000	88,169,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the Board of Directors deems necessary to consider in the circumstances.

LIQUIDITY AND FINANCING

As at February 28, 2014, cash amounted to $8,750,000 compared to $4,058,000 as at February 28, 2013. At the end of year 2014, the Company’s working capital totalled $44,833,000, an increase of $5,104,000 compared to the working capital recorded as at February 28, 2013. The increase was primarily due to the contribution of $5,000,000 completed on January 31, 2014 by the non-controlling shareholders in the Company’s subsidiary Mines Coulon.

From management’s point of view, the working capital as at February 28, 2014, will cover current expenditures and exploration costs in the coming year. However, the Company may, from time to time, when market and financing conditions are favorable, proceed with fundraising to fund exploration of its most important mining projects.

COMPARISON BETWEEN FISCALS 2014 AND 2013

Operating Activities

For fiscal 2014, cash flows used in operating activities totalled $1,668,000 compared to $3,538,000 for last year. This variation results mainly from changes in accounts receivable and payable related to partners ($2,914,000), offset partially by the decrease in the cash from deferred royalties ($891,000) and from the fees invoiced to partners ($310,000).

Financing Activities

Cash flows provided from financing activities for fiscals 2014 and 2013 amounted to $11,941,000 and $7,882,000, respectively. The increase is mainly explained by the contribution of $5,000,000 by the non-controlling shareholders in the Company’s subsidiary Mines Coulon. Also, during fiscal 2014, the Company completed private placements of common shares for a total of $6,000,000 compared to $7,445,000 in 2013.

Investing Activities

Cash flows used in investing activities for fiscal 2014 amounted to $5,580,000 compared to $10,651,000 in 2013. The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling short-term investments.

In fiscal 2014, variation in short-term investments increased liquidities by $3,044,000 compared to $2,265,000 in 2013. The variation is attributable to a greater use of cash to fund the current year’s exploration.

In fiscal 2014, the acquisition of mining properties and the capitalization of exploration costs (net of tax credits) required disbursements of $8,604,000 compared to $12,243,000 in 2013. This variation results mainly from more important exploration work carried out during last year, particularly on the Coulon, Trieste and Nichicun properties.

The variation of $450,000 in the acquisition of property, plant and equipment is mainly related to the Company’s last year moving to new premises (investment in the setup of a larger office space and in new furniture).

The variation of $233,000 in the acquisition of royalty interest is explained by last year’s acquisition of a royalty interest on the Eastmain property.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net earnings (net loss) and the net earnings (net loss) per common share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
02-28-2014	2,373,000	407,000	(959,000)	(0.029)	(0.029)
11-30-2013	1,169,000	427,000	(180,000)	(0.005)	(0.005)
08-31-2013	1,042,000	253,000	(29,000)	(0.001)	(0.001)
05-31-2013	2,696,000	496,000	(1,403,000)	(0.043)	(0.043)
02-28-2013	2,554,000	157,000	(1,662,000)	(0.052)	(0.052)
11-30-2012	1,656,000	374,000	(847,000)	(0.026)	(0.026)
08-31-2012	1,698,000	438,000	(668,000)	(0.021)	(0.021)
05-31-2012	1,018,000	615,000	275,000	0.009	0.008

ANALYSIS OF QUARTERLY RESULTS

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

FOURTH QUARTER

Results of Operations

For the fourth quarter of fiscal 2014, the Company recognized a net loss of $959,000 compared to $1,662,000 for the fourth quarter of the preceding year.

In the fourth quarter of fiscal 2014, expenses totalled $2,373,000 compared to $2,554,000 for the same quarter of the preceding year, representing a decrease of $181,000 that results primarily from last year’s stock-based compensation charge of $694,000, offset partially by more significant write-offs of mining properties of $539,000.

As for other income, the increase of $250,000 is mainly due to the gain on investments held for trading of $167,000 related to the fair value revaluation of the warrants held by the Company and by last year loss on sale of available-for-sale investments of $187,000. It was partially offset by a decrease of $63,000 in fees invoiced to partners.

Liquidity and Financing

Cash flows used in operating activities totalled $555,000 compared to $676,000 in the fourth quarter of year 2013. This variation results mainly from changes in accounts receivable and payable related to partners ($397,000), offset partially by the decrease in the cash from deferred royalties ($298,000).

Cash flows provided from financing activities totalled $5,526,000, an increase of $3,546,000 compared to the fourth quarter of year 2013. The variation is primarily explained by the contribution of $5,000,000 by the non-controlling shareholders in the Company’s subsidiary Mines Coulon partially offset by a $2,000,000 private placement of flow-through shares completed in January 2013.

Cash flows from investing activities totalled $1,099,000, an increase of $2,783,000 compared to the fourth quarter of year 2013. The difference is mainly explained by a favorable variation of short-term investments ($3,049,000) partially offset by the acquisition of mining properties and the capitalization of exploration costs ($553,000).

CONTRACTUAL OBLIGATIONS

The following table presents the Company’s contractual obligations as at February 28, 2014.

		Total Commitments per Period
	Total Commitments $	Less than 1 Year $	From 2 to 3 Years $	From 4 to 5 Years $	Over 5 Years $
Exploration expenses	125,000	125,000	-	-	-
Rental lease for administrative offices	999,000	164,000	340,000	357,000	138,000
Rental lease for warehouse	14,000	11,000	3,000	-	-
Total	1,138,000	300,000	343,000	357,000	138,000

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The related parties of the Company include companies owned by the key management personnel. The key management personnel includes the directors, the president, the vice-president exploration and the chief financial officer. The short-term employee benefits include salaries for the key management personnel and fees for directors. The share-based payments are grants of stock options of the Company.

The Company entered into the following transactions with the key management personnel:

	Year Ended	Year Ended
	February 28,	February 28,
	2014	2013
	$	$
Short-term employee benefits	842,000	847,000
Share-based payments	-	398,000
Total compensation of the key management personnel	842,000	1,245,000

The Company entered into transactions with companies owned by a director. For the year ended February 28, 2014, these transactions amounted to $49,000 ($117,000 for the year ended February 28, 2013) and are presented under caption General administrative expenses in the consolidated statements of loss.

These transactions were concluded on normal terms and conditions.

SUBSEQUENT EVENTS

On March 6, 2014, the Company concluded a new acquisition agreement with Arianne Phosphate Inc. (“Arianne”) on the Opinaca and Black Dog properties in James Bay, province of Quebec. As per the agreement, the Company acquired a 100% interest in both properties in consideration of the issuance to Arianne of 15,000 common shares of the Company. Ressources Vantex Ltée owns a 1.5% NSR on the Black Dog property.

On March 7, 2014, the Company closed a private placement of 353,334 flow-through common shares at a price of $24.00 per share for gross proceeds of $8,480,016. A premium of $3,417,659, net of issue expenses, will be accounted for in the Company as premium related to flow-through shares in accounts payable and accrued liabilities. Related issue expenses of approximately $570,000 will be incurred.

On April 7, 2014, the Company entered into an agreement with Alto Ventures Ltd. ("Alto") pursuant to which the Company acquires Alto's underlying 0.5% net smelter return royalty (NSR) in the Windfall and Alcane properties located in northern Quebec, covering most of the Windfall Lake gold project in consideration of the issuance to Alto of 57,692 shares of the Company. In connection with the agreement, the Company will purchase, through a non-brokered placement, 1,666,666 common shares of Alto at a price of $0.15 per share for gross proceeds of $250,000.

SIGNIFICANT ACCOUNTING POLICIES

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provision of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The standards require that financial assets and financial liabilities, including derivative financial instruments, be initially measured at fair value. Subsequent to initial recognition, financial assets and financial liabilities are measured based on their classification: at fair value through profit or loss, available-for-sale investments, loans and receivables or financial liabilities at amortized cost.

●

At fair value through profit or loss – Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Assets in this category principally include embedded derivatives and derivatives which do not qualify for hedge accounting.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of loss in the period in which they arise.

Financial instruments in this category are included in non-current assets unless the investments mature within 12 months or management intends to dispose of them within 12 months.

Financial assets designated as at fair value through profit or loss at inception are those that are managed and whose performance is evaluated on a fair value basis.

The Company's financial assets at fair value through profit or loss comprise warrants and convertible debentures. The Company has designated its convertible debentures as held for trading.

●

Available for sale – Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. Financial assets classified as available for sale are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Unrealized gains and losses are recognized directly in other comprehensive income (loss), except for significant or prolonged decline in value, which are recognized in the consolidated statements of loss. Upon derecognition of the financial asset, the accumulated gains or losses previously recognized in accumulated other comprehensive income are reclassified to the consolidated statements of loss.

Available-for-sale investments are included in non-current assets unless the investments mature within 12 months or management intends to dispose of them within 12 months.

The Company’s available-for-sale assets comprise bonds, trust units and investments in public companies.

●

Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Financial assets classified as loans and receivables are recognized initially at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, they are measured at amortized cost using the effective interest method less a provision for impairment. They are included in current assets except for those with maturities greater than 12 months after the reporting period, which would be classified as non-current assets.

The Company's loans and receivables include cash and other amounts receivable in the consolidated balance sheet.

●

Financial liabilities at amortized cost – Financial liabilities include accounts payable and accrued liabilities and are initially recognized at the amount required to be paid less, when material, a discount to reduce the payable to fair value. Subsequently, they are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity. They are included in current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities.

Financial liabilities at amortized cost include the liability related to share exchange rights, which represents a put option held by the non-controlling shareholders in Mines Coulon. At any time, until October 20, 2017 the non-controlling shareholders have the option to convert their shares of Mines Coulon into a variable number of common shares of the Company corresponding to 75% of the cost of their investment, based on the fair market value of the Company’s shares at the time of conversion. The number of common shares of the Company to be issued in respect of this put option cannot exceed 25% of the total number of the Company’s common shares issued. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is remeasured at each reporting period at amortized cost using the effective interest method with any differences recognized as interest expense in the consolidated statements of loss.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

a)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to the consolidated statements of loss.

Impairment losses on financial assets carried at amortized cost and available-for-sale debt securities are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Mining properties

The Company records its acquisition of interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. These acquisition costs are recognized as intangible assets. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. These exploration costs are recognized as tangible assets. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated recoverable resources in the current mine plan using a unit of production basis or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

Although management has taken actions to verify the ownership rights for mining properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title of property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Mining properties are reviewed for impairment at each reporting date whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the mining property carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the mining property's fair value less costs to dispose and value in use. Value in use is determined using discounted estimated future cash inflows. Impairment losses are recognized in the consolidated statements of loss under caption Cost of mining properties abandoned or written off. For the purpose of assessing impairment, mining properties are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Impairments are reviewed for potential reversals at each reporting date. Impairment can be reversed but is limited to the carrying amount that would have been determined net of depreciation, as if no impairment to the carrying amount would have been recognized.

Flow-through shares

The Company finances some exploration expenditures through the issuance of flow-through shares. The resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. The difference between the quoted price of the common shares and the amount the investors pay for the shares (the "premium"), measured in accordance with the residual value method, is recognized as a liability which is reversed into the consolidated statements of loss as a deferred tax recovery when eligible expenditures have been made. The Company recognizes a deferred tax liability for the expenses renounced and a deferred tax expense at the moment the eligible expenditures are made.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These judgments, estimates and assumptions are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

a)

Critical accounting estimates and assumptions

Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustments. The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

Mining properties

The Company’s evaluation of the recoverable amount with respect to the mining properties is based on numerous assumptions including long-term commodity prices, future capital requirements, exploration potential and operations performance and may differ significantly from actual values. The recoverable amounts are based, in part, on certain factors that may be partially or totally outside of the Company’s control. This evaluation involves a comparison of the estimated recoverable amounts of mining properties to carrying values. Assets are reviewed for an indication of impairment at each reporting date and when there are indicators of impairment. This determination requires significant judgment. Factors which could trigger an impairment review include, but are not limited to, interruptions in exploration activities and significant negative industry or economic trends.

Stock-based payments

The Company makes certain estimates and assumptions when calculating the fair values of stock options granted. The significant assumptions used include estimates of expected volatility, expected life and expected risk-free rate of return. The expected life is estimated using historical data and current expectations. The expected volatility is estimated using the historical volatility of the Company's stock over the same period as the expected life. Assumptions used to calculate the fair value are described in note 15 to the consolidated financial statements.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The determination of the ability of the Company to utilize tax losses carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Liability related to share exchange rights

Estimates and assumptions used to calculate the value of the liability related to share exchange rights include the interest rate used to discount the amount of redemption (6%) and the estimated period of time over which the put option could be exercised by the non-controlling shareholders (October 20, 2017).

Deferred royalties

The Company makes certain estimates and assumptions for calculating the current portion of the deferred royalties. The significant assumptions used include gold price estimates ($1,300) and gold production estimates from Goldcorp's public information.

b)

Critical judgments in applying the entity's accounting policies

Short-term investments

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit or loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the obligor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and iv) in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost. Assumptions used to calculate the fair value are described in note 7b) to the consolidated financial statements.

Liability related to share exchange rights

The put option is classified as a financial liability using the present-access method. Under this method, non-controlling interests continue to be recognized because the non-controlling shareholders still have present access to the returns associated with the underlying ownership interests; therefore, the debit entry is posted to deficit.

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ADOPTED DURING THE YEAR

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements, (“IAS 1”)

The Company has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required the Company to group other comprehensive income (loss) items based on whether or not they may be reclassified to net earnings in the future. These changes did not result in any adjustments to other comprehensive income (loss) or comprehensive income (loss).

IFRS 10, Consolidated Financial Statements, (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The adoption of IFRS 10 did not affect the Company's consolidated financial statements.

IFRS 11, Joint Arrangements, (“IFRS 11”)

IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any changes to the accounting treatment of these working interests.

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity’s interests in other entities. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. The Company has incorporated the required disclosures into the notes to the consolidated financial statements.

IFRS 13, Fair Value Measurement, (“IFRS 13”)

IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on March 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at March 1, 2013.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than January 1, 2013. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 9, Financial Instruments (“IFRS 9”)

In November 2009 and October 2010, the IASB issued the first phase of IFRS 9, Financial Instruments. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The new standard removes the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. The Company does not intend to early adopt IFRS 9 in its consolidated financial statements for the annual period beginning March 1, 2014. The extent of the impact of adoption of IFRS 9 has not yet been determined.

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company will adopt IFRIC 21 in its consolidated financial statements for the annual period beginning March 1, 2014. The extent of the impact of adoption of IFRIC 21 has not yet been determined.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. As at May 15, 2014, a total of 33,567,480 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at May 15, 2014, a total of 1,911,800 stock options were outstanding. The expiry dates vary from April 6, 2016, to January 15, 2023. It is to be noted that, in the reporting year ended February 28, 2014, the Company proceeded with two grants of stock options including July 29, 2013 (168,250 stock options) and January 15, 2014 (165,250 stock options). However, these options are not included in the total of options outstanding as they cannot be exercised prior to the upcoming shareholders’ annual meeting further to the refusal by the Toronto Stock Exchange to recognize the approval by the shareholders of the Corporation, at the annual meeting of June 26, 2013, of all unallocated stock options granted under the stock option plan of the Corporation.

RISK FACTORS AND UNCERTAINTIES RELATED TO FINANCIAL INSTRUMENTS

Financial risks

The Company has exposure to various financial risks, such as credit risk, liquidity risk and market risk from its use of financial instruments.

Credit risk

Credit risk associated with cash and short-term investments arises mainly from the possibility that the issuer of securities may be unable to fulfill payment obligations. The Company minimizes its exposure to issuer risk by investing only in products having a high quality investment-grade rating. In addition, the Company attempts to minimize its risks by entering into agreements only with Canadian institutions with strong credit rating and their subsidiaries. Exposure to these risks is closely monitored and maintained within the limits stated in the investment policy of the Company, which is revised regularly.

Credit risk associated with other amounts receivable arises from the possibility that the Company's partners may not be able to repay their debts. These receivables result from exploration work carried out on projects in partnership with other mining companies. The Company considers that the credit risk related to amounts receivable from such partnerships is minimal, because the Company usually signs agreements with major mining companies.

The maximum exposure to credit risk for cash and short-term investments approximates the amount recognized on the consolidated balance sheet. The Company does not hold any collateral as security.

Liquidity risk

Liquidity risk is the risk that the Company may be unable to fulfill its financial obligations related to financial liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidities to meet liabilities when due. As at February 28, 2014, the Company had a cash balance of $8,750,000 ($4,058,000 as at February 28, 2013) to settle current liabilities of $3,312,000 ($3,304,000 as at February 28, 2013). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes interest rate risk, currency risk and other price risks such as equity risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes to market interest rates. The Company's current policy is to invest excess cash principally in bonds and/or in interest-bearing accounts of Canadian banks and their subsidiaries.

Changes in fair value of available-for-sale bonds are recorded in Other comprehensive income (loss). A variation of ± 1% of interest rates as at February 28, 2014, would result in an estimated after-tax effect in Other comprehensive income (loss) of $549,000 ($930,000 for the year ended February 28, 2013).

Foreign exchange risk

The Company's functional currency is the Canadian dollar and most of its purchases are made in Canadian dollars. From April 1, 2009, through May 1, 2013, the Company received monthly advance payments of US$100,000 for a total of US$5,000,000 (see note 12 to the consolidated financial statements). The Company holds foreign currency in a chartered Canadian bank account as at February 28, 2014, but the risk is minimized because the balance of the bank account is not significant for the Company. As a result, the Company's exposure to foreign exchange risk is minimal.

Equity risk

Equity risk is the risk that the fair value of a financial instrument varies due to equity market changes. An investment policy is in place and its application is monitored by the Board of Directors on a quarterly basis.

Changes in fair value of available-for-sale shares are recorded in Other comprehensive income (loss). For the Company's available-for-sale shares, a variation of ± 10% of the quoted market prices as at February 28, 2014, would result in an estimated after-tax effect in Other comprehensive income (loss) of $700,000 ($467,000 for the year ended February 28, 2013).

Changes in fair value of warrants at fair value through profit or loss are recorded in the consolidated statements of loss. A variation of ± 10% in market prices as at February 28, 2014, would result in a maximal estimated after-tax effect in the consolidated statements of loss of $101,000 (nil for the year ended February 28, 2013).

OTHER RISK FACTORS AND UNCERTAINTIES

Exploration Risk

The Company is considered as an exploration company. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Risk on the Uncertainty of Title

Although the Company has taken actions to verify the ownership rights for mining properties in which it has an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Key Personnel

The success of the Company rests in its capacity to attract and retain qualified staff. There is evidence of strong competition in the industry and the Company’s success mostly depends on management and on personnel highly qualified in geology. The incapacity of recruiting qualified personnel and the loss of key personnel could constitute a significant obstacle to the success of operations.

Environmental Risk

The Company is exposed to various environmental incidents that can occur during exploration work. The Company maintains an environmental management program including operational plans and practices.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of February 28, 2014.

The effectiveness of the Company’s internal control over financial reporting as of February 28, 2014, has been audited by PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., independent auditors, as stated in their report which appears herein.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of February 28, 2014. Based on this evaluation, management concluded that the disclosure controls and procedures were effective as of February 28, 2014.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the year ended February 28, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, in May 2013, the COSO released an updated Internal Control – Integrated Framework: 2013. The Company uses the COSO 1992 original framework and will transition to the updated framework during the transition period, which extends to December 15, 2014 after which the 1992 framework will be superseded. Management is currently assessing the impact of this transition and will report any significant changes to the Company’s internal controls over financial reporting that may result therefrom.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at May 15, 2014, date of the approval by the Board of Directors. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer